ACCELERIZE NEW MEDIA, INC.
12121 Wilshire Blvd., Suite 322
Los Angeles, CA 90025
Tel: (310) 903-4001

August 5, 2008

VIA EDGAR - FORM RW

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Accelerize New Media, Inc.
Application for Withdrawal of
Registration Statement on Form S-1 (File No. 333-150709)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Accelerize New Media, Inc., a Delaware corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form S-1, including all exhibits thereto (File No. 333-150709), that was initially filed with the Securities and Exchange Commission (the "Commission") on May 7, 2008 (the "Registration Statement").  The Registrant requests such withdrawal because, following discussions with the Commission Staff, it believes that in order to have the Registration Statement declared effective in the near future it would need to make several significant changes that would be too costly to the Registrant and would not serve the best interests of its shareholders.  Accordingly the Registrant has elected to withdraw in lieu of amending the Registration Statement.

This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the Commission, no securities were sold by the selling shareholders in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

Please fax a copy of the written order as soon as it is available to the attention of Mr. Brian Ross, President, at (310) 820-3220. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Ross at (310) 903-4001. Thank you for your assistance in this matter.

Yours truly,
Accelerize New Media, Inc.

By:  /s/ Brian Ross
Name: Brian Ross
Title: President and Chief Executive Officer